

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 5, 2008

Via U.S. Mail and Fax
Vladimir Fedyunin
Chief Executive Officer
and Chief Financial Officer
Vanguard Minerals Corporation
601 Union Street
Two Union Square, 42nd Floor
Seattle, WA 98101

   RE: **Vanguard Minerals Corporation**
       Form 10-KSB for the fiscal year ended December 31, 2007
       Filed April 2, 2008;
       File No. 000-51640

Dear Mr. Fedyunin:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

           Sincerely,

           Larry Spirgel
           Assistant Director